GREENWICH STREET CALIFORNIA MUNICIPAL FUND INC.
                    388 Greenwich Street
                         22nd floor
                  New York, New York  10013

December 29, 1995

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Greenwich Street California Municipal Fund Inc.
(Registrant)
                     CIK No. 926505
                     Request for Withdrawal of Registration
Statement on Form N-2
                      File No. 33-65325

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form N-2, File No. 33-65325 (the Amendment), which was filed with the Securities and Exchange Commission on December 22, 1995. Registrant requests this withdrawal because the Amendment was submitted under the wrong form type.

Please do not hesitate to contact the undersigned at (212_
816-6395 if you have any questions.

Sincerely,

/s/ Nancy W. LeDonne
Nancy W. LeDonne
Assistant Secretary